UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-31566

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Provident Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Financial Services, Inc.

239 Washington Street

Jersey City, New Jersey 07302

REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm

Benefits Committee

The Provident Bank 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Provident Bank 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Provident Bank 401(k) Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG

Short Hills, NJ

June 26, 2013

THE PROVIDENT BANK 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2012 and 2011

	2012	2011
Assets:
Investments, at fair value	$48,157,052	41,696,217
Loans receivable from participants	1,296,353	1,257,023
Employer contribution receivable	16,175	15,452

Net assets available for plan benefits, before adjustment from fair value to contract value for fully benefit-responsive investment contracts	49,469,580	42,968,692
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(199,211)	(198,771)

Net assets available for plan benefits	$49,270,369	42,769,921

See accompanying notes to financial statements.

THE PROVIDENT BANK 401(k) PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2012 and 2011

	2012	2011
Additions to net assets attributable to :
Investment income:
Net appreciation/(depreciation) in fair value of investments	$4,156,590	(1,603,218)
Dividend income	845,217	607,975
Interest income	125,669	193,181

Net investment income/(loss)	5,127,476	(802,062)

Interest on participant loans receivable	53,281	53,281
Contributions:
Employee contributions	3,298,688	2,954,352
Employer contributions	579,529	527,918
Rollover contributions	656,089	145,749

Total contributions	4,534,306	3,628,019

Total additions	9,715,063	2,879,238

Deductions from net assets attributable to:
Benefits paid to participants	3,283,987	1,791,824
Administrative expense	46,682	20,562

Total deductions	3,330,669	1,812,386

Increase in net assets available for plan benefits, before transfers	6,384,394	1,066,852
Transfers to the Plan	116,054	—

Increase in net assets available for plan benefits, after transfers	6,500,448	1,066,852

Net assets available for plan benefits at beginning of year	42,769,921	41,703,069

Net assets available for plan benefits at end of year	$49,270,369	42,769,921

See accompanying notes to financial statements.

THE PROVIDENT BANK 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Plan Description

The Provident Bank 401(k) Plan (the “Plan”) is a voluntary, participant-directed defined contribution plan sponsored by The Provident Bank (the “Bank”) and covers all employees, as defined, of the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Eligible employees are automatically enrolled in the Plan. The following description of the Plan provides only general information. Eligible employees should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)	Employee Contributions

Participants may elect to make tax deferred contributions up to the maximum amount allowed by the Internal Revenue Service (“IRS”) or Plan Document. Participants may also rollover account balances of previous employer sponsored qualified retirement plans.

Effective January 1, 2010, all new employees are automatically enrolled in the Plan 30 days after they first become eligible with an automatic contribution rate of 2% of eligible compensation. Enrolled participants may change their contribution rates at any time, including changing the rate to 0%.

A participant may make “catch-up” contributions if the maximum annual amount of regular contributions is made and the participant is age 50 or older. The maximum allowable catch-up contribution limit for the year ended December 31, 2012 and 2011 is $5,500. Catch-up contributions are not eligible for the employer’s matching contributions.

(b)	Employee Stock Ownership Plan (“ESOP”) Diversification—Transfer to the Plan

Effective January 1, 2012, participants in the ESOP, a separate plan sponsored by the Bank, who have both attained age 55 and completed 10 years of participation in the Plan, will have an option to diversify their holdings.

For each of the first five ESOP Plan years in the qualified participant election period of six years, the participant may elect to diversify an amount which does not exceed 25% of the number of shares allocated to their ESOP account since the inception of the ESOP, less all shares with respect to which an election under this provision has already been made. For the last year of the qualified election period, the participant may elect to have up to 50 percent of the value of their ESOP account, less all shares with respect to which an election under this provision has already been made. Once diversification is elected, the funds will be transferred from the ESOP to the Plan.

In 2012, approximately $116,000 was transferred into the Plan in connection with ESOP diversification.

THE PROVIDENT BANK 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(c)	Employer Contributions

In 2012 and 2011, employer matching contributions were made by the Bank in an amount equal to 25% of the first 6% of a participant’s eligible contributions. The Bank’s board of directors sets the matching contribution rate in its sole discretion.

(d)	Vesting

Participants are always fully vested in their contributions and income or losses thereon. Employer matching contributions to a participant’s account are also fully vested.

(e)	Participant Loans

Upon written application by a participant, the Plan administrator may direct that a loan be made from the participant’s account. The minimum permissible loan is $2,000. The maximum permissible loan available is limited to the lesser of: (i) $50,000 with certain reductions or (ii) 50% of the participant’s account. Any loan made must generally be repaid within a period, not to exceed the earlier of termination of employment or five years. The term of the loan may exceed 5 years for the purchase of a primary residence. Loans bear a rate of interest that remains in effect for the duration of the loan. As of December 31, 2012, the interest rate on these loans ranged from 4.25% to 9.25%.

Principal and interest is paid ratably through bi-weekly payroll deductions or directly by the participant to the Plan Administrator.

(f)	Benefit Payments/Withdrawals

Upon retirement or termination of employment, participants may, under certain conditions, elect to receive vested amounts in: (i) a cash lump sum, or (ii) equal monthly, quarterly, semi-annual or annual installments over a period not to exceed the life expectancy of the participant or the combined life expectancy of the participant and his or her designated beneficiary. During employment, participants may make cash withdrawals of post-tax participant contributions and related vested employer matching contributions and earnings thereon once per year without penalty. Hardship withdrawals of pre-tax participant contributions are also permitted once per year, but with a penalty.

(g)	Participants’ Accounts

Separate accounts for each participant are maintained and credited with the participant’s contributions, the Bank’s contributions made on behalf of that participant and the participant’s proportionate share, as defined, of Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from his or her account.

(h)	Plan Changes

Effective December 21, 2011, the Plan was amended to provide technical changes to the annual increase of automatic contributions. The change is intended to conform to the computer programming requirements of the Plan’s vendor so these annual increases may be automated.

THE PROVIDENT BANK 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

On October 25, 2012, the Plan was amended to provide for an increase in the automatic deferral contribution percentage from 2% to 3%. The increase in the automatic deferral rate will be effective on or after January 1, 2013. The Plan will auto enroll a participant 30 days following the first entry date of an employee’s initial eligibility or eligibility for re-participation, equal to 3% of the participant’s eligible compensation unless the eligible employee elects otherwise.

Effective January 1, 2013, the Plan was further amended to exclude employees classified as a temporary, seasonal or peak period worker from participation in the Plan.

(i)	Funds and Accounts Managed by Principal Trust Company

Under the terms of a trust agreement between the Principal Trust Company (the Custodian) and the Bank, the Custodian manages funds on behalf of the Plan. The Custodian held the Plan’s investment assets and executed transactions relating to such assets.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan invests in various investment instruments, including mutual funds, pooled separate accounts, stable value funds, and common stocks. Investment securities in general are exposed to various risks, such as interest rate, credit, and market risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near-term and that such changes could materially affect the amounts reported in the financial statements.

The Plan provides for investment in the common stock of Provident Financial Services, Inc. (the “Company”). At December 31, 2012 and 2011, approximately 21% and 20% of the Plan’s net assets were invested in the common stock of the Company, respectively. The underlying values of the Company common stock are entirely dependent upon the performance of the Company, and the market’s evaluation of such performance.

(d)	Loans Receivable from Participants

Participant loans are classified as loans receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

THE PROVIDENT BANK 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(e)	Investment Securities

Investment securities are reported at fair value. Fair value is the amount at which an asset may be purchased or sold in an orderly transaction between market participants. Purchases and sales of securities are recorded on the trade date and are stated at fair value.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, for fully benefit responsive contracts, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. At December 31, 2012 and 2011 the Plan’s investment in the Principal Stable Value Preferred Fund held investment contracts that were deemed to be fully benefit-responsive. As required by U.S. GAAP, the Statements of Net Assets Available for Plan Benefits present the fair value, as well as the amount necessary to adjust this fair value to contract value. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

(f)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(g)	Benefits Paid to Participants

Benefits are recorded when paid.

(h)	Adoption of Accounting Pronouncement

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). This guidance results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and IFRS. This guidance is to be applied prospectively and is effective during interim and annual periods beginning after December 15, 2011. Early adoption was not permitted. The Plan adopted the guidance on January 1, 2012 and the application of this guidance did not have a material effect on the financial statements of the Plan.

(3)	Plan Expenses

Certain costs of administrative services rendered on behalf of the Plan including accounting, tax, legal, audit and other administrative support were borne by the Bank. Contract administrator fees are paid from Plan assets. Investment management fees are paid to the funds offered by the Plan and are reflected in the change in fair value of the Plan holdings.

(4)	Plan Termination

Although it has not expressed an intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA.

THE PROVIDENT BANK 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(5)	Federal Income Taxes

The IRS issued its latest determination letter to the Plan dated November 23, 2005, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. The Plan has been amended since the issuance of the IRS determination letter. In the opinion of the Plan administrator and the Plan’s tax counsel, the Plan and its underlying trust have operated within the terms of the Plan document and remain qualified under the applicable provisions of the Internal Revenue Code.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(6)	Investment Securities

Investment Securities at December 31, 2012 and 2011 consisted of mutual funds, pooled separate accounts, common and collective trusts, guaranteed investment contracts, and common stock issued by the Company. At December 31, 2012 and 2011, individual investments in excess of 5% of the fair value of the net assets available for plan benefits were as follows:

	2012		2011
Provident Financial Services, Inc.:
Common stock	$10,149,267		8,703,506
Common and collective trust:
Principal Stable Value Preferred Fund	8,674,832		8,747,534
Mutual funds:
T. Rowe Price Retirement Income Fund*	2,326,984	*	2,140,082
American Funds Europacific Growth Fund	2,679,932		2,368,376
Prudential Jennison Mid Cap Growth Fund	2,537,314		2,103,009
Columbia Dividend Income Fund	2,933,006		2,554,621
Mainstay Large Cap Growth Fund	4,812,510		4,282,026
Pimco Total Return Fund	2,992,787		2,538,533

*	Shown for comparative purposes. Investment in 2012 is below 5% of the Plan’s net assets

THE PROVIDENT BANK 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

For the years ended December 31, 2012 and 2011, the Plan’s net appreciation/(depreciation) in investments was as follows:

	2012	2011
Mutual funds	$2,870,565	(665,632)
Pooled separate accounts	278,036	21,899
Provident Financial Services, Inc. common stock	1,007,989	(959,485)

	$4,156,590	(1,603,218)

U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under U.S. GAAP are as follows:

Level 1:	Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

There have been no changes in valuation methodologies used at December 31, 2012 and 2011. The valuation methodologies used for assets measured at fair value are as follows:

Mutual funds: Valued at the quoted price based on net asset value (“NAV”) of shares held by the plan at year-end.

Pooled separate accounts: Valued by the NAV of the pooled separate accounts, based on the fair value of the underlying holdings.

Provident Financial Services Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded (New York Stock Exchange).

Common/collective trusts: Valued at the NAV of the trust, based on the fair value of the underlying holdings.

For funds reported using the NAV, there are no restrictions or redemptions, nor are there any required commitments to invest in the funds. Investment decisions are fully directed by the participant.

THE PROVIDENT BANK 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2012 and 2011:

	Fair value measurements at December 31, 2012
	Total	Level 1	Level 2	Level 3
Pooled separate accounts:
Index funds large U.S. equity	$1,254,428	—	1,254,428	—
Index funds small/mid U.S. equity	924,231	—	924,231	—
Mutual fund:
Balanced funds	8,371,850	8,371,850	—	—
Fixed income funds	3,360,481	3,360,481	—	—
International funds	2,785,403	2,785,403	—	—
Large U.S. equity funds	8,282,112	8,282,112	—	—
Small/mid U.S. equity funds	4,354,448	4,354,448	—	—
Collective investment trust:
Short-term fixed income	8,674,832	—	8,674,832	—
Provident Financial Services, Inc. common stock	10,149,267	10,149,267	—	—

	$48,157,052	37,303,561	10,853,491	—

THE PROVIDENT BANK 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

	Fair value measurements at December 31, 2011
	Total	Level 1	Level 2	Level 3
Pooled separate accounts:
Index funds large U.S. equity	$940,169	—	940,169	—
Index funds small/mid U.S. equity	735,324	—	735,324	—
Mutual fund:
Balanced funds	6,517,159	6,517,159	—	—
Fixed income funds	2,872,098	2,872,098	—	—
International funds	2,427,089	2,427,089	—	—
Large U.S. equity funds	7,253,684	7,253,684	—	—
Small/mid U.S. equity funds	3,499,654	3,499,654	—	—
Collective investment trust:
Short-term fixed income	8,747,534	—	8,747,534	—
Provident Financial Services, Inc. common stock	8,703,506	8,703,506	—	—

	$41,696,217	31,273,190	10,423,027	—

(a)	Principal Stable Value Preferred Fund

The Plan invests in the Principal Stable Value Preferred Fund (the “Stable Value Preferred Fund”), a benefit-responsive collective trust fund. The objective of the Stable Value Preferred Fund is to provide preservation of capital. The Stable Value Preferred Fund seeks to achieve this objective by investing primarily in a variety of high quality Stable Value Investment Contracts as well as cash and cash equivalents.

Investment income is accrued as earned. Investment income earned daily by the Stable Value Preferred Fund is recorded on an accrual basis and retains the character of income as earned by the underlying fund. Income from investment contracts in the fund is recorded at the contract rate, is referred to as the crediting rate, which in the case of synthetic contracts are net of fees to the issuer of the wrap contract. For fully benefit-responsive synthetic investment contracts, earnings on the underlying assets are factored into the next computation of the crediting reset.

The average market yield earned by the Stable Value Preferred Fund, which is also the actual interest credited to participants in the Stable Value Preferred Fund was 1.53% and 1.84% for the years ended December 31, 2012 and 2011, respectively.

(7)	Related-Party Transactions

Certain Plan investments are shares of fixed income and pooled separate accounts managed by The Principal Financial Group (“Principal”) or its affiliates. Investment fees were paid by the funds to Principal and are reflected in the change in fair value of the funds. Principal is also the trustee and record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Contract administrator fees that were paid from plan assets were $46,682 and $20,562, for the years ended December 31, 2012 and 2011, respectively.

THE PROVIDENT BANK 401(K) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The Plan had invested $10,149,267 and $8,703,506, at fair value, in the common stock of the Company as of December 31, 2012 and 2011, respectively. Dividends received by the Plan from the common stock were $845,217 and $607,975 in 2012 and 2011, respectively.

(8)	Reconciliation of Financial Statements to 2012 Form 5500

The following is a reconciliation of the financial statements to the Form 5500:

	2012	2011
Net assets available for Plan benefits per financial statements	$49,270,369	42,769,921
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	199,211	198,771

Net assets per the Form 5500	$49,469,580	42,968,692

2012
Net investment income per financial statements	$5,127,476
Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
2011	(198,771)
2012	199,211

Net investment gain per Form 5500	$5,127,916

For the purposes of the Form 5500 and related supplemental schedules, Loans receivable from participants are reported as Participant loans which are included in Plan investments as opposed to being separately disclosed in the financial statements.

(9)	Subsequent Events

In connection with the preparation of the financial statements, the Plan administrator has evaluated subsequent events after December 31, 2012 through the date the financial statements were issued and concluded that no additional disclosures were required.

THE PROVIDENT BANK 401(k) PLAN

Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issuer		Description of investment	Shares	Fair value
*	Principal Life Insurance Company	Pooled Separate Accounts
		Principal Small Cap S&P 600 Index	24,586	$738,437
*	Principal Life Insurance Company	Pooled Separate Accounts
		Principal Mid Cap S&P 400 Index	6,248	185,794
*	Principal Life Insurance Company	Pooled Separate Accounts
		Principal Large Cap S&P 500	19,454	1,254,428
*	Principal Life Insurance Company	Common Collective Trust
		Principal Stable Value Preferred Fund	441,413	8,674,832
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement Income Fund	166,809	2,326,984
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2010 Fund	26,418	435,100
	T. Rowe Price Associates, Inc	Registered Investment Company
		Retirement 2015 Fund	2,429	31,288
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2020 Fund	107,791	1,927,303
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2025 Fund	2,942	38,603
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2030 Fund	95,757	1,811,722
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2035 Fund	2,429	32,504
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2040 Fund	45,967	877,506
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2045 Fund	13,611	172,993
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2050 Fund	64,774	690,489
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2055 Fund	2,596	27,358
	T. Rowe Price Associates, Inc.	Registered Investment Company
		T. Rowe Price Mid Cap Value	45,626	1,092,278
	Blackrock Advisors, LLC	Registered Investment Company
		Blackrock Small Cap Growth Equity	7,018	163,307
	Prudential Investments, LLC	Registered Investment Company
		Prudential Jennison Mid Cap Growth	81,246	2,537,314
	JP Morgan Investment Mgmt Inc	Registered Investment Company
		JP Morgan US Equity	47,868	536,596
	Mainstay	Registered Investment Company
		Mainstay Large Cap Growth	621,771	4,812,510
	Columbia Funds	Registered Investment Company
		Columbia Dividend Income	198,848	2,933,006
	Invesco	Registered Investment Company
		Invesco VanKampen Small Cap Value	34,325	561,549

	PIMCO	Registered Investment Company
		PIMCO Total Return	266,262	2,992,787
	Capitol Research and Mgmt Co	Registered Investment Company
		American Funds Europacific Growth	66,204	2,679,932
	Vanguard Group	Registered Investment Company
		Vanguard Total Bond Market Index	33,155	367,694
	Vanguard Group	Registered Investment Company
		Vanguard Total International Stock Index	7,041	105,471

	Total investment in mutual funds and pooled separate accounts			38,007,785

*	Provident Financial Services, Inc. Common Stock		680,246	10,149,267
*	Participant loans (a)		387	1,296,353

	Total other investments			11,445,620

	Total investments			$49,453,405

*	A party-in-interest as defined by ERISA.
(a)	As of December 31, 2012, the interest rate on these loans ranged from 4.25% to 9.25% with maturity dates through May 20, 2039

See accompanying report of independent registered public accounting firm

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROVIDENT BANK 401(K) PLAN

By:	/s/ Sara Rispoli
	Name:	Sara Risoli
	Title:	Plan Administrator
First Vice President
The Provident Bank

Date: June 26, 2013

Exhibit Index

Exhibit Number	Exhibit	Location
23.1	Consent of Independent Registered Accounting Firm	Page 17